Exhibit 99.1

Danaos Corporation Announces Upsizing of its Share Repurchase Program by an additional $100 million

Athens, Greece, April 14, 2025 – Danaos Corporation (NYSE: DAC) announces that its Board of Directors has approved the upsizing of its common stock repurchase program by an additional $100 million. The Company has already executed on share repurchases of approximately $196 million out of the $200 million existing share repurchase program that is now being upsized to a total of $300 million. Shares may be purchased in open market or privately negotiated transactions, at times and prices that are deemed appropriate by the Company, and the program may be suspended or discontinued at any time.

About Danaos Corporation

Danaos Corporation is one of the largest independent owners of modern, large-size containerships. Our current fleet of 74 containerships aggregating 471,477 TEUs and 15 under construction containerships aggregating 128,220 TEUs ranks Danaos among the largest containership charter owners in the world based on total TEU capacity. Danaos has also recently invested in the dry bulk sector with the acquisition of 10 capesize bulk carriers aggregating 1,760,861 DWT. Our fleet is chartered to many of the world's largest liner companies on fixed-rate charters. Our long track record of success is predicated on our efficient and rigorous operational standards and environmental controls. Danaos Corporation's shares trade on the New York Stock Exchange under the symbol "DAC".

Visit our website at www.danaos.com

Company Contact:	Investor Relations and Financial Media:

Evangelos Chatzis	Rose & Company

Chief Financial Officer	New York

Danaos Corporation	Tel. 212-359-2228

Athens, Greece	E-Mail: danaos@rosecoglobal.com

Tel: +30 210 419 6480

E-Mail: cfo@danaos.com

Source: Danaos Corporation